SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

                    (X) ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

             ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________________ to _____________________

Commission File Number [000-19392]

            A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                  DIANON Systems, Inc. 401(k) Retirement Plan
                  200 Watson Boulevard
                  Stratford, CT  06615

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                  DIANON Systems, Inc.
                  200 Watson Boulevard
                  Stratford, CT  06615

                  Merrill Lynch and Company
                  World Financial Center
                  250 Vesey St.
                  Manhattan, NY  10281-1306

DIANON SYSTEMS, INC.
401(K) RETIREMENT PLAN

Financial Statements and Schedule
As of December 31, 2001 and 2000
Together with Report of Independent Public Accountants

EIN  #06-1128081
Plan #001

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Index to Financial Statements and Schedule

                                                                                                   Page
                                                                                                   ----

Report of Independent Public Accountants                                                             2

Financial Statements:

    Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000                 3

    Statement of Changes in Net Assets Available for Benefits for the Year Ended
       December 31, 2001                                                                             4

Notes to Financial Statements                                                                      5-11

Supplemental Schedule:

    Schedule I - Schedule of Assets (Held at End of Year) as of December 31, 2001                   12

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Management of the
DIANON Systems, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the DIANON Systems, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stamford, Connecticut
May 13, 2002


/s/ Arthur Andersen LLP
-----------------------
Arthur Andersen LLP

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits
December 31, 2001 and 2000

                                                     2001              2000
                                                 -----------       -----------

INVESTMENTS, AT FAIR VALUE                       $12,137,103       $10,305,917
RECEIVABLES:
  Employer contributions                              55,189            12,157
  Employee contributions                             149,908            42,826
  Accrued income                                       4,881             5,620
                                                 -----------       -----------

                Total receivables                    209,978            60,603
                                                 -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                $12,347,081       $10,366,520
                                                 ===========       ===========


The accompanying notes to financial statements are an integral part of these statements.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001



ADDITIONS:
   Investment Income:

    Interest and dividend income                              $    251,651

Contributions:
   Employer                                                        722,415
   Employee                                                      2,121,926
                                                              ------------
                Total contributions                              2,844,341
                                                              ------------
                Total additions                                  3,095,992
                                                              ------------

DEDUCTIONS:
   Distributions to employees                                     (611,102)
   Administrative expenses                                         (27,337)
   Net Realized and unrealized loss on investments                (476,992)
                                                              ------------
                Total deductions                                (1,115,431)
                                                              ------------

Net increase                                                     1,980,561

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year            10,366,520
                                                              ------------

NET ASSETS AVAILABLE FOR BENEFITS, end of year                $ 12,347,081
                                                              ============


The accompanying notes to financial statements are an integral part of this statement.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2001



1.   DESCRIPTION OF PLAN
     -------------------

The following brief description of the DIANON Systems, Inc. 401(k) Retirement Plan (the "Plan") for employees of DIANON Systems, Inc. ("DIANON" or the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan.

General
-------

The Plan is a voluntary defined contribution plan that became effective January 1, 1991. Effective October 1, 1997, the Plan was amended for eligibility requirements to allow substantially all employees of the Company who have completed three months of service to participate in the Plan. Employees become eligible to receive employer contributions after one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and is administered under a Plan and Trust Agreement. Merrill Lynch Trust Company, FSB is the trustee of the Plan. Merrill Lynch Trust Company, FSB serves as custodian of the Plan and maintains and administers the Plan's investment assets for the benefit of participants.

Employee Contributions
----------------------

Eligible employees may elect to defer a percentage of their compensation by means of a pretax contribution to the Plan, up to an annual maximum of 17% of compensation as defined in the Plan pursuant to the provisions of the Internal Revenue Code. Employee contributions can be invested in any combination of the following investments: The Merrill Lynch Retirement Preservation Trust, Merrill Lynch Equity Index Trust, Massachusetts Investors Trust, John Hancock Bond Fund, Merrill Lynch Balanced Capital Fund, MFS Emerging Growth Fund, Merrill Lynch Global Allocation Fund, Merrill Lynch Fundamental Growth Fund, Alger MidCap Growth Retirement Portfolio, Merrill Lynch Small Cap Value Fund, ING Pilgrim International Value Fund, Van Kampen Growth & Income Fund, Davis Series Financial Fund, MFS Utilities Fund, Merrill Lynch Global SmallCap Fund, Merrill Lynch Healthcare Fund, Merrill Lynch Natural Resources Trust, Phoenix Real Estate Securities Fund and DIANON Systems, Inc. common stock. Employees may change their contribution percentage and investment allocations or make transfers between investment accounts via voice response system on a daily basis.

Employer Contributions
----------------------

The Company contributes an amount determined each year by the Board of Directors. If the Company makes matching contributions, such contributions are equal to 50% on the first 6% of each participant's elective deferrals, not to exceed 3% of the participant's annual compensation, as defined in the Plan.

Participant Accounts
--------------------

Each participant's account is credited with the participant's contribution and allocations of the Company contribution and plan earnings. Allocations are based on participant compensation or account balances, as defined.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2001



Vesting
-------

Participants are 100% vested in their contributions. Vesting of employer contributions is based on years of service and is summarized as follows:

            Years of Services        Vesting Percentages
            -----------------        -------------------

              Less than 1                     0%
                   1                         20%
                   2                         40%
                   3                         60%
                   4                         80%
               5 or more                    100%


Loans Receivable
----------------

Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of the vested portion of their accounts. Loans must be repaid at the current rate of interest (Prime) over no more than 5 years, or up to 30 years, if for the purchase of a primary residence. Interest rates on loans ranged from 5.5% to 9.5% during 2001. Principal and interest is paid ratably through bi-weekly payroll deductions.

Participant Forfeitures
-----------------------

Forfeitures of the unvested employer contribution are used to offset the employer contribution or administrative fees for the subsequent year. At December 31, 2001, forfeited nonvested accounts totaled $11,024.

Payment of Benefits
-------------------

On termination of the Plan, or termination of service due to death, disability, retirement, or other termination, a participant or the lawfully designated beneficiary will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account.

Expenses of the Plan
--------------------

In 2001, administrative expenses of the Plan including custodian and recordkeeping are paid by the Plan. Audit and legal expenses are paid by the Company.

Payment of Benefits
-------------------

Benefits are recorded when paid.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared on the accrual basis of accounting.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2001



Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

3.   INVESTMENTS
     -----------

Investments held in the funds are valued on the basis of quoted market value. Income derived from investments is recognized when earned. A description of the Plan's investment assets are as follows:

     Merrill Lynch Retirement Preservation Trust
     -------------------------------------------

     The objective of this fund is to provide income while preserving capital and maintaining liquidity. The fund invests in a broadly diversified portfolio of investment contracts offered by major insurance companies and other approved financial institutions and in U.S. government obligations.

     Merrill Lynch Equity Index Trust
     --------------------------------

     The objective of this fund is to produce income and to provide an opportunity for growth of principal consistent with common stock investing.

     Massachusetts Investors Trust
     -----------------------------

     This fund seeks reasonable current income and long-term growth of income and capital by investing primarily in quality stocks representing well-known companies across a wide range of industries.

     John Hancock Bond Fund
     ----------------------

     This fund seeks long-term growth of capital and income without undue market risks. The fund invests primarily in marketable debt securities.

     Merrill Lynch Balanced Capital Fund
     -----------------------------------

     The objective of this fund is to emphasize total return consistent with prudent risk through a diversified investment in stocks and bonds.

     MFS Emerging Growth Fund
     ------------------------

     The objective of this fund is to seek long-term growth of capital by emphasizing securities of small and medium-size companies in the U.S. and other economies with earnings growth that is expected to accelerate.

     Merrill Lynch Global Allocation Fund
     ------------------------------------

     This fund seeks total return consistent with prudent risk through a diversified investment in both domestic and foreign securities, debt and money market investments issued in at least three countries.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2001



     Merrill Lynch Fundamental Growth Fund
     -------------------------------------

     This fund seeks growth of capital by investing primarily in undervalued equity.

     Alger MidCap Growth Retirement Portfolio
     ----------------------------------------

     The portfolio seeks long-term capital appreciation. Under normal circumstances, the portfolio invests primarily in the equity securities of companies having a market capitalization within the range of companies in the S&P MidCap 400 Index.

     Merrill Lynch Small Cap Value Fund
     ----------------------------------

     The investment objective of the fund is to seek long-term growth of capital by investing in a diversified portfolio of securities, primarily common stock, of relatively small companies that management of the fund believes have special investment value and emerging growth companies, regardless of size.

     ING Pilgrim International Value Fund
     ------------------------------------

     The fund invests primarily in foreign companies with market capitalizations greater than $1 billion, however it may hold up to 25% of its assets in companies with smaller market capitalizations.

     Van Kampen Growth & Income Fund
     -------------------------------

     The fund's investment objective is to seek income and long-term growth of capital. The fund invests primarily in income-producing equity securities, including common stocks and convertible securities (although investments are also made in nonconvertible preferred stocks and debt securities).

     Davis Series Financial Fund
     ---------------------------

     The fund's investment objective is growth of capital. The fund invests primarily in common stock of financial companies. During normal market conditions, at least half of the Fund's assets are invested in companies that are "principally engaged" in banking and financial services industry.

     MFS Utilities Fund
     ------------------

     The fund's investment objective is to seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities). The fund invests, under normal market conditions, at least 65% of its total assets in equity and debt securities of domestic and foreign companies in the utilities industry.

     Merrill Lynch Global Small Cap Fund
     -----------------------------------

     The investment objective of the fund is to seek long-term growth of capital by investing primarily in a portfolio of equity securities of small-cap issuers located in various foreign countries and in the United States.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2001



     Merrill Lynch Healthcare Fund
     -----------------------------

     The investment objective of the fund is to seek long-term capital appreciation through worldwide investment in equity securities of companies that, in the opinion of fund management, derive or are expected to derive a substantial portion of their sales from products and services in the healthcare industry.

     Merrill Lynch Natural Resources Trust
     -------------------------------------

     The investment objective of the trust is to seek long-term growth of capital and to protect the purchasing power of shareholders' capital by investing in a portfolio of equity securities of domestic and foreign companies with substantial natural resource assets.

     Phoenix Real Estate Securities Fund
     -----------------------------------

     The Phoenix Real Estate Securities Fund has an investment objective of capital appreciation and income with approximately equal emphasis. Under normal circumstances, the fund invests 75% of its assets in publicly traded real estate investment trusts ("REITS") and companies that are principally engaged in the real estate industry.

     DIANON Systems, Inc. Common Stock
     ---------------------------------

     The DIANON Systems, Inc. common stock is purchased bi-monthly on the open market at the closing price on the day the broker receives the cash.

Risks and Uncertainties
-----------------------

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

The following presents investments that represent 5 percent or more of the Plan's net assets:

                                                   December 31,    December 31,
                                                       2001            2000
                                                   ------------    ------------

     Merrill Lynch Retirement Preservation Trust     $2,794,390     $1,617,858
     Merrill Lynch Equity Index Trust                 2,407,732      2,628,269
     Massachusetts Investors Trust                    1,592,188      1,744,614
     MFS Emerging Growth Fund                         1,138,347      1,367,265
     John Hancock Bond Fund                             812,679        447,006
     DIANON Systems, Inc. Common Stock                1,542,696      1,328,811

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2001



During the year ended December 31, 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated or (depreciated) in value as follows:


                                                                 December 31,
                                                                     2001
                                                                 ------------

        Merrill Lynch Retirement Preservation Trust              $     4,307
        Merrill Lynch Equity Index Trust                            (323,952)
        Massachusetts Investors Trust                               (307,601)
        John Hancock Bond Fund                                         2,776
        Merrill Lynch Balanced Capital Fund                          (44,693)
        MFS Emerging Growth Fund                                    (402,341)
        Merrill Lynch Global Allocation Fund                         (14,246)
        Merrill Lynch Growth Fund                                     34,384
        Alger MidCap Growth Retirement Portfolio                       2,482
        Merrill Lynch Fundamental Growth Fund                       (132,792)
        ING Pilgrim International Value Fund                             596
        Davis Series Financial Fund                                      120
        Merrill Lynch Global Small Cap Fund                            2,918
        Merrill Lynch Natural Resources Trust                             12
        Merrill Lynch Healthcare Fund                                  2,918
        Merrill Lynch Small Cap Value Fund                             6,835
        Phoenix Real Estate Securities Fund                             (951)
        MFS Utilities Fund                                                18
        Van Kampen Growth & Income Fund                                  727
        DIANON Systems, Inc. Common Stock                            691,491
                                                                 -----------
          Net Realized and Unrealized loss on investments        $  (476,992)
                                                                 ===========

4.   PLAN TERMINATION
     ----------------

Although it has not expressed any intention to do so, the Company may terminate the Plan at any time subject to the terms of ERISA. Upon termination, the accounts of all participants would become fully vested and Plan assets would be allocated to the participants of the Plan as specified in the Plan agreement.

5.   PARTY-IN-INTEREST TRANSACTIONS
     ------------------------------

Certain Plan investments are shares of DIANON Systems, Inc.'s stock and shares of funds managed by Merrill Lynch Trust Company, FSB. DIANON Systems, Inc. is the plan sponsor, and Merrill Lynch Trust Company, FSB is the custodian, as defined by the Plan. Therefore, these transactions qualify as party-in-interest.

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements
December 31, 2001



6.   TAX STATUS
     ----------

The Plan received a favorable determination letter from the Internal Revenue Service dated June 14, 1995 stating that the Plan is in compliance with the requirements for a qualified plan under Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes under the provisions of Section 501(a) of the Internal Revenue Code. Effective January 1, 1998, the Plan was amended for eligibility requirements, but maintained its tax exempt status. However, the Plan has not received an updated determination letter. The Plan Administrator believes that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code.

The Company intends to amend and restate the Plan by adopting the Merrill Lynch Special/Flexible Prototype Defined Contribution Plan (the "ML M&P Plan") within the remedial amendment period for amending the Plan to comply with the Uruguay Round Agreements Act, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998 ("GUST") as specified in Section 19.04 of Internal Revenue Service ("IRS") Revenue Procedure 2000-20 (or subsequent IRS guidance) (the "Extended Remedial Amendment Period"). To continue to maintain the Plan's qualified status under the Internal Revenue Code, the Company will amend and restate the Plan during the Extended Remedial Amendment Period by adopting the ML M&P Plan, as approved by the IRS, and will submit the Plan to the IRS for a determination letter.

7.   RECONCILIATION TO FORM 5500
     ---------------------------

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the Form 5500:

                                                                             December 31,     December 31,
                                                                                  2001             2000
                                                                             ------------     ------------
        Net assets available for benefits per the financial statements        $12,347,081      $10,366,520

        Employer and employee contributions receivable                           (205,097)         (54,983)
                                                                              -----------      -----------

                        Net assets available for benefits per the Form 5500   $12,141,984      $10,311,537
                                                                              ===========      ===========

                                                                      Schedule I

DIANON SYSTEMS, INC. 401(K) RETIREMENT PLAN

Schedule of Assets (Held at End of Year)
As of December 31, 2001

EIN #06-1128081
Plan #001


                  Identity                                                                               Current
                  of Issue                           Description of Investment                            Value
      --------------------------------      -----------------------------------------------        -------------------
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Retirement Preservation Trust              $ 2,794,390
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Equity Index Trust                           2,407,732
 *    Merrill Lynch Trust Company, FSB           Massachusetts Investors Trust                              1,592,188
 *    Merrill Lynch Trust Company, FSB           John Hancock Bond Fund                                       812,679
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Balanced Capital Fund                          404,698
 *    Merrill Lynch Trust Company, FSB           MFS Emerging Growth Fund                                   1,138,347
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Global Allocation Fund                         404,200
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Growth Fund                                      -
 *    Merrill Lynch Trust Company, FSB           Alger MidCap Growth Retirement Portfolio                      38,732
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Fundamental Growth Fund                        294,802
 *    Merrill Lynch Trust Company, FSB           ING Pilgrim International Value Fund                          25,368
 *    Merrill Lynch Trust Company, FSB           Davis Series Financial Fund                                   13,651
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Global Small Cap Fund                           34,443
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Natural Resources Trust                            189
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Healthcare Fund                                 90,473
 *    Merrill Lynch Trust Company, FSB           Merrill Lynch Small Cap Value Fund                            63,195
 *    Merrill Lynch Trust Company, FSB           Phoenix Real Estate Securities Fund                           24,186
 *    Merrill Lynch Trust Company, FSB           MFS Utilities Fund                                               913
 *    Merrill Lynch Trust Company, FSB           Van Kampen Growth & Income Fund                               24,104
 *    DIANON Systems, Inc. Common Stock          DIANON Systems, Inc. Common Stock,
                                                 25,373 shares                                              1,542,696
 *    Participant Loans                          Loan Fund**                                                  366,962
 *    Merrill Lynch Trust Company, FSB           Pending Settlement Fund                                       63,155
                                                                                                          -----------
                                                                                                          $12,137,103
                                                                                                          ===========


*    Denotes a party-in-interest to the Plan.

** Interest rates on loans ranged from 5.5% to 9.5% and maturity dates to June 25, 2030.


The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       DIANON Systems, Inc.
                                       401(k) Retirement Plan



                                       By: /s/  David R. Schreiber
                                           -------------------------------------
                                           David R. Schreiber


Date: May 15, 2002

                                    EXHIBITS

                       23.1 Consent of Arthur Andersen LLP
                       99.1 Letter to Commission purusant to Temporary Note 3T